NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1	Names of the Parties to the Transaction

Brookfield Office Properties Inc. (“Brookfield Office Properties”)

Item 2	Description of the Transaction

On July 30, 2010, Brookfield Office Properties announced a strategic repositioning plan to transform itself into a global pure-play office property company. In connection with this strategic repositioning plan, Brookfield Office Properties acquired an interest in a significant portfolio of premier office properties in Australia on September 28, 2010. In addition, Brookfield Office Properties disposed of its residential land and housing division through a merger of that division with Brookfield Homes Corporation on March 31, 2011.

To reflect this strategic repositioning, on May 4, 2011, upon approval by its shareholders at the annual and special meeting of the Brookfield Office Properties, Brookfield Office Properties changed its name from “Brookfield Properties Corporation” to “Brookfield Office Properties Inc.” Brookfield Office Properties will continue to trade under the ticker symbol “BPO” on the New York and Toronto stock exchanges.

Item 3	Effective Date of the Transaction

May 4, 2011

Item 4	Name of Each Party, if Any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

Not applicable

Item 5	Date of the Reporting Issuer’s First Financial Year-End After the Transaction

Not applicable

Item 6
Periods, Including the Comparative Periods, if Any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction

Not applicable

Item 7	Documents Filed under NI 51-102 that Describe the Transaction and Where those Documents can be Found in Electronic Format

Not applicable

DATE:	May 4, 2011